

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 27, 2010

Via U.S. Mail and Facsimile

Jose Rafael Fernandez
President and Chief Executive Officer
Oriental Financial Group Inc.
997 San Roberto Street
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926

      Re: **Oriental Financial Group Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Form 10-Q for Fiscal Quarter Ended March 31, 2010
              Form 10-Q for Fiscal Quarter Ended June 30, 2010
              File No. 001-12647

Dear Mr. Fernandez:

      We have reviewed your response letter dated August 11, 2010 as well as the filings identified above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 42 of Definitive Proxy
Statement on Schedule 14A

1. We note the disclosure on page 42 that loans to related persons were made on
   substantially the same terms as those prevailing at the time for comparable
   transactions with other persons. Please confirm, and revise future filings to
   disclose, if accurate, that the loans were made on substantially the same
   terms, including interest rates and collateral, as those prevailing at the time
   for comparable loans with persons not related to the lender. Refer to
   Instruction 4.c. to Item 404(a) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Notes to Unaudited Consolidated Financial Statements

Note 2 – Investments, page 11

2. We note your response to comment 9 in our letter dated July 29, 2010. Please
   tell us in detail how you developed the credit loss assumptions in your
   discounted cash flow analysis related to your non-agency collateralized
   mortgage obligations and structured credit investments at June 30, 2010,
   March 31, 2010 and December 31, 2009.

3. In this regard, tell us if you used 10-year historical information in developing
   your assumptions as discussed in Exhibit A under discussion of the CLOs. If
   you did, tell us how you considered the specific structure of your securities,
   the underwriting characteristics of your securities and current economic and
   credit trends (e.g., ratings downgrades) in determining that a 10-year
   historical time frame was appropriate. Specifically, tell us how you
   considered the underwriting characteristics of your securities and the current
   economic and credit trends (e.g., ratings downgrades) in developing your
   credit loss assumptions.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Exhibit 10.1

4. We note that certain exhibits and signature pages have been omitted from Exhibit 10.1. Please amend the Form 10-Q to file the agreement in its entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Dave Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Matt

McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Ivan G. Marrero
         McConnell Valdes LLC